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REGISTRANT'S NAME: Hong Kong Health Check and Laboratory Holdings Company Limited

*CURRENT ADDRESS: Shop 2B & 2C, Level 1
Hilton Plaza Commercial Centre, 3-9 Shatin Centre Street
Shatin, New Territories
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 19 2007
THOMSON FINANCIAL

FILE NO. 82- 03906 FISCAL YEAR 3/31/05

* Complete for initial submissions only ** Please note name and address changes

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DAT : 10/5/07

082-03906 (K)

Starbow Holdings Limited 星虹控股有限公司 *

(Incorporated in Bermuda with limited liability)

* For identification purpose only

ARS
3-31-05



2005 ANNUAL REPORT

Contents

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Mr. Chi Chi Hung, Kenneth
Mr. Wong Hin Shek, Hans

Independent Non-executive Directors

Mr. Lau Man Tak
Mr. Chun Jay
Mr. Chan Chi Yuen

COMPANY SECRETARY

Mr. Chi Chi Hung, Kenneth

AUDIT COMMITTEE

Mr. Lau Man Tak
Mr. Chun Jay
Mr. Chan Chi Yuen

AUDITORS

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants
31st Floor, Gloucester Tower, The Landmark
11 Pedder Street, Central
Hong Kong SAR

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Unit 905, 9th Floor
Asia Orient Tower, Town Place
33 Lockhart Road
Wanchai, Hong Kong

PRINCIPAL BANKERS

Wing Hang Bank, Ltd.
DBS Bank (Hong Kong) Limited

PRINCIPAL SHARE REGISTRARS AND TRANSFER OFFICE

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARE REGISTRARS AND TRANSFER OFFICE

Tengis Limited
Ground Floor
Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

Chairman's Statement

On behalf of the Board of Directors, I have pleasure in presenting the annual report of the Company and its subsidiaries (the "Group") for the year ended 31 March 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

For the year ended 31 March 2005, the Group has recorded a loss of approximately HK$28,769,000 and loss per share of HK3.89 cents. The Board of Directors has resolved not to recommend a payment of dividend for the year.

The Group's turnover for the year under review totalled approximately HK$4.15 million, representing a decrease of approximately 82% as compared to the corresponding period for 2004. This decrease in turnover was mainly attributable to the downturn of the garment manufacturing business of the Group.

Liquidity, Financial Resources and Capital Structure

As at 31 March 2005, shareholders' fund and net current assets of the Group amounted to HK$20,812,000 (2004: HK$43,157,000) and HK$9,821,000 (2004: HK$23,385,000) respectively. As at 31 March 2005, the Group's gearing ratio, calculated on the basis of the Group's total liabilities over total shareholders' funds is 2.48 (2004: 1.68).

As at 31 March 2005, the Group had working capital of HK$9,821,000 (2004: HK$23,385,000) and total bank balance of HK$2,146,000 (2004: HK$15,157,000). In view of the Group's current cash balances and available banking facilities, it is believed that the Group has sufficient resources to meet the foreseeable working capital demands and capital expenditure.

The monetary assets and liabilities and business transaction of the Group are mainly carried and conducted in Hong Kong dollars and Renminbi. The Group maintains a prudent strategy in its foreign exchange risk management, where foreign exchange risks are minimized via balancing the monetary assets versus monetary liabilities, and foreign exchange revenue versus foreign exchange expenditures.

Settlement of Litigations

On the positive side, the Group has reached settlements for some legal cases. Details are set out under the heading of "Litigations" in Note 29 to the financial statements.

Future Business and Prospects

The Board has planned to take various actions in order to improve the existing garment manufacturing operations, such as, including but not limited to, tighter cost control, review of production cycles, development of new product lines and markets, both local and overseas. On the other hand, the Directors will also explore different finance sources so as to stabilize the financial position of the Group. The Group will be actively and prudently seeking suitable investments with development potentials to strengthen the Group's businesses.

Chairman's Statement (continued)

Pledge of Assets and Contingent Liabilities

As at 31 March 2005, the Group's fixed assets with an aggregate net book value of approximately HK$10,793,000 were pledged in favour of a bank in the PRC (the "Bank") to secure a loan of RMB29,500,000 (equivalent to approximately HK$27,830,000) granted by the Bank to the Company's PRC subsidiary. Details of the Group's contingent liabilities as at 31 March 2005 are set out under the heading of "Litigations" in Note 29 to the financial statements.

Appreciation

I would like to take this opportunity, on behalf of the Board of Directors, to extend my sincere appreciation to all suppliers, customers, shareholders, board members as well as staff for their hard work and valuable contribution.

Kenneth Chi
Chairman

Hong Kong, 26 July 2005

Profiles of Directors

EXECUTIVE DIRECTORS

Mr. Chi Chi Hung, Kenneth, aged 36, has over 10 years of experience in accounting and financial control. Mr. Chi holds a Bachelor of Accountancy Degree from the Hong Kong Polytechnic University and is a fellow member of the Association of Chartered Certified Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators. Mr. Chi is also a director of Golden Resorts Group Limited whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). He joined the Group in March 2003.

Mr. Wong Hin Shek, Hans, aged 35, has over 10 years of experience in corporate finance transaction, including mergers and acquisitions, initial public offerings and equity syndication. Before joining the Group, he worked in a number of reputable investment banks and the Listing Division of the Stock Exchange. He holds a Master of Science (Financial Management) degree from University of London in United Kingdom and a Bachelor of Commerce degree from University of Toronto in Canada. Mr. Wong is a director of Golden Resorts Group Limited whose shares are listed on the Stock Exchange. He joined the Group in March 2005.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Chun Jay, aged 40, holds a bachelor degree in Computer Science form The Shanghai University of Science and Technology. He has a solid background in information technology and marketing and over 14 years of management and investment experience. Mr. Chun is currently the chairman and executive director of LifeTec Group Limited and an independent non-executive director of Hua Yi Copper Holdings Limited, companies whose shares are listed on the Stock Exchange. He joined the Group in January 2005.

Mr. Chan Chi Yuen, aged 38, holds a bachelor degree with honours in Business Administration and is a fellow member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants. Mr. Chan is a practicing certified public accountant and a partner of an audit firm in Hong Kong. He has over 16 years of experience in accounting, taxation, financial management, corporate finance and corporate governance. Mr. Chan is currently an independent non-executive director of Golden Resorts Group Limited and China Sciences Conservational Power Limited, companies whose shares are listed on the Stock Exchange. He joined the Group in January 2005.

Mr. Lau Man Tak, aged 36, holds a bachelor degree in Accountancy for the Hong Kong Polytechnic University and has more than 10 years corporate finance, accounting and audit experience. He is a fellow member of the Association of Chartered Certified Accountants in the United Kingdom and an associate member of the Hong Kong Institute of Certified Public Accountants. He is also a member of the Hong Kong Securities Institute. He is a director of the following listed companies in Hong Kong: Premium Land Limited, Solartech International Holdings Limited and Hua Yi Copper Holdings Limited. He joined the Group in September 2003.

Report of the Directors

The directors submit herewith their report together with the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 March 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities and other particulars of the Company's principal subsidiaries are set out in Note 15 to the financial statements.

SEGMENT INFORMATION

An analysis of the Group's performance by principal activities and geographical locations of operations for the year ended 31 March 2005 is set out in Note 13 to the financial statements.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 March 2005 and the state of affairs of the Company and of the Group as at that date are set out in the financial statements on pages 15 to 54 of this annual report.

The directors do not recommend the payment of a dividend in respect of the year ended 31 March 2005 (2004: Nil).

PRINCIPAL SUBSIDIARIES

Details of the Group's principal subsidiaries as at 31 March 2005 are set out in Note 15 to the financial statements.

FIXED ASSETS

Details of movements in fixed assets of the Group during the year are set out in Note 14 to the financial statements.

BORROWINGS AND INTERESTS CAPITALISED

Particulars of the Group's borrowings as at 31 March 2005 are set out in Note 22 to the financial statements. No interest was capitalised by the Group during the year.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in Note 23 to the financial statements.

EMOLUMENT POLICY

The emolument policy of the employees of the Group is set up by the board of directors on the basis of their merit, qualifications and competence.

The emoluments of the directors of the Company are decided by the board of directors, as authorised by the shareholders at the annual general meeting, having regard to the Group's operating results, individual performance and comparable market statistics.

The Company has adopted a share option scheme as an incentive to directors and eligible employees, details of which are set out in Note 24 to the financial statements.

Details of staff retirement benefits of the Group are set out in Note 9 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption of the Company's share by the Company or any of its subsidiaries during the year ended 31 March 2005.

MATERIAL ACQUISITIONS OR DISPOSALS

Save as disclosed in Notes 7 and 15 to the financial statements, there was no material acquisitions or disposals of subsidiaries or associates in the course of the financial year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in Note 25 to the financial statements.

DISTRIBUTABLE RESERVES

As at 31 March 2005, the Company had no retained profits available for cash distribution and/or distribution in specie. Under the Companies Act 1981 of Bermuda (as amended), the Company's contributed surplus in the amount of approximately HK$29,390,000 is not available for distribution as at 31 March 2005.

MAJOR SUPPLIERS AND CUSTOMERS

During the year under review, sales to the five largest customers of the Group accounted for approximately 54.2% of the turnover for the year. Purchases from the five largest suppliers of the Group accounted for approximately 28% of the total purchases for the year. The largest customer and supplier of the Group accounted for approximately 17.9% and 13% of the turnover and the total purchases respectively for the year.

As far as the directors are aware, none of the directors, their associates or shareholders (who to the knowledge of the directors own more than 5% of the Company's issued share capital) were interested at any time during the year in any of the above customers and suppliers.

FIVE-YEAR FINANCIAL SUMMARY

Results	Year ended 31 March 2005 HK$'000	2004 HK$'000	2003 HK$'000	2002 HK$'000	2001 HK$'000
Turnover	**4,150**	23,117	23,410	28,620	13,818
(Loss)/ profit from operations	**(25,672)**	1,723	(121,624)	(68,061)	(78,217)
Finance costs	**(3,087)**	(1,601)	(285)	(208)	(417)
Impairment loss on an associate	–	–	–	–	(3,891)
(Loss)/ profit from ordinary activities before taxation	**(28,759)**	122	(121,909)	(68,269)	(82,525)
Income tax	**(10)**	(26)	–	–	–
Minority interests	–	7	(14)	448	19
(Loss)/ profit attributable to shareholders	**(28,769)**	103	(121,923)	(67,821)	(82,506)

Assets and liabilities	As at 31 March 2005 HK$'000	2004 HK$'000	2003 HK$'000	2002 HK$'000	2001 HK$'000
Intangible assets	–	–	–	50,454	43,332
Tangible fixed assets	**10,991**	20,021	3,205	54,018	68,909
Current assets	**61,441**	95,522	31,440	33,228	67,932
Total assets	**72,432**	115,543	34,645	137,700	180,173
Current liabilities	**51,620**	72,137	19,686	42,253	33,941
Long-term portion of obligations under hire-purchase contracts	–	249	229	229	–
Long-term unsecured loans	–	–	–	–	–
Convertible bonds	–	–	–	–	–
Minority interests	–	–	32	18	11
Total liabilities and minority interests	**51,620**	72,386	19,947	42,500	33,952
Net assets	**20,812**	43,157	14,698	95,200	146,221
Capital and reserves:					
Share capital	**8,829**	73,580	44,780	74,639	62,639
Reserves	**11,983**	(30,423)	(30,082)	20,561	83,582
Shareholders' funds	**20,812**	43,157	14,698	95,200	146,221

DIRECTORS

The directors of the Company during the financial year and up to the date of this report were:

Executive directors

Mr. Chi Chi Hung, Kenneth *(Chairman)*	
Mr. Wong Hin Shek, Hans	(Appointed on 22 March 2005)
Mr. Hui Sze Yin, Clarence	(Resigned on 22 March 2005)

Independent non-executive directors

Mr. Lau Man Tak	
Mr. Chan Chi Yuen	(Appointed on 12 January 2005)
Mr. Chun Jay	(Appointed on 12 January 2005)
Mr. So Hon Cheung, Stephen	(Resigned on 12 January 2005)
Mr. Lee Kin Chung, Simon	(Resigned on 15 September 2004)
Ms. Xia Ling Yun	(Resigned on 22 March 2005)

In accordance with Bye-law 102(B) of the Company's Bye-laws, Mr. Wong Hin Shek, Hans, Mr. Chun Jay and Mr. Chan Chi Yuen shall retire from office at the forthcoming annual general meeting and, being eligible, offers themselves for re-election.

In accordance with the Company's Bye-law 99, Mr. Lau Man Tak will retire by rotation at the forthcoming annual general meeting and, being eligible, offer himself for re-election.

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

Details of emoluments of directors and the five highest paid individuals of the Group are set out in Note 8 to the financial statements.

DIRECTORS' SERVICE CONTRACTS

None of the directors who is proposed for re-election at the forthcoming annual general meeting has an unexpired service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than normal statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SECURITIES

(I) Interests and short positions in shares and underlying shares of the Company

At 31 March 2005, none of the directors or chief executives, nor their respective associates had any interest or short position in any shares, underlying shares or debentures of the Company or any of its associated corporation as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(II) Share options

The Company adopted a share option scheme on 17 November 2003 (the "Scheme"), for the primary purpose of providing incentives to directors and employees. Under the Scheme, the Company may grant options to eligible persons, including directors of the Company and its subsidiaries, to subscribe for shares in the Company.

Particulars of the Scheme and details of movements of share options during the year ended 31 March 2005 are set out in Note 24 to the financial statements.

DIRECTORS RIGHTS TO ACQUIRE SHARES OR DEBT SECURITIES

Save as disclosed under the section headed "DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SECURITIES", at no time during the year was the Company or any of its holding companies, fellow subsidiaries or subsidiaries a party to any arrangements to enable the directors or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and none of the directors or chief executives, nor any of their spouses or children under the age of 18, had any rights to subscribe the securities of the Company, or had exercised any such rights during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2005, the register of substantial shareholders maintained by the Company pursuant to section 336 of the SFO shows that, the following shareholders had notified the Company of relevant interests and short positions in the issued share capital of the Company:

Shareholders	Capacity	Number of ordinary shares held	Percentage of the issued share capital of the Company
Wong King Shiu, Daniel	Beneficial owner	90,306,000 Shares	10.23%
Great Sense Limited (Note 1)	Beneficial owner	87,460,000 Shares	9.91%
Tsang Chiu Ming	Held by controlled corporation	87,460,000 Shares	9.91%

Notes:

1. Great Sense Limited is wholly owned by Tsang Chiu Ming and Tsang Chiu Ming is accordingly taken to have an interest in the 87,460,000 Shares in which Great Sense Limited is interested under the SFO.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 31 March 2005.

ADVANCE TO AN ENTITY

As at 31 March 2005, the amount due from上海凱托集團有限公司exceeded eight per cent of the percentage ratios as defined in the Listing Rules. The details and nature of the advance are set out in Note 17 to the financial statements and disclosed in the Company's announcement dated 6 August 2004 respectively.

SUBSEQUENT EVENT

Details of significant events occurring after the balance sheet date are set out in Note 30 to the financial statements.

CORPORATE GOVERNANCE

The Company has throughout the year ended 31 March 2005 complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules (in force prior to 1 January 2005), except that independent non-executive directors are not appointed for a specific term but are subject to rotation and re-election at the annual general meeting in accordance with the Company's Bye-laws.

In compliance with the requirement in the Code of Best Practice of the Listing Rules in respect of the establishment of an audit committee, the Company has formed an Audit Committee comprising Mr. Lau Man Tak, Mr. Chun Jay and Mr. Chan Chi Yuen, all are independent non-executive directors of the Company. The Audit Committee is established with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants. The financial statements of the Company for the year ended 31 March 2005 has been reviewed by the Audit Committee before they were tabled for the Board's review and approval.

On 1 January 2005, the Code of Best Practice was replaced by the Code on Corporate Governance Practices (the "new code"). Listed issuers are expected to comply with the new Code's provisions starting from 1 January 2005.

AUDITORS

The financial statements were audited by Messrs. HLB Hodgson Impey Cheng who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Kenneth Chi
Chairman

Hong Kong, 26 July 2005

Auditors' Report

HLB 國衛會計師事務所
Hodgson Impey Cheng

Chartered Accountants
Certified Public Accountants

31/F, Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong SAR

TO THE SHAREHOLDERS OF
STARBOW HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 15 to 54 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence available to us was limited as follows:

RECOVERABILITY OF OTHER RECEIVABLES

Included in other debtors, deposits and prepayments in the Group's consolidated balance sheet as at 31 March 2005 is an amount due from a debtor of approximately HK$41,005,000, further details of which are disclosed in Note 17 to the financial statements. The debtor agreed that the balance would be settled in full by 31 December 2005. However, we have been unable to obtain reliable information to assess the financial position of this debtor. Accordingly, we have been unable to obtain sufficient audit evidence either to ascertain if this debt can be recovered in full, or to determine the amount of provision, if any, required to be reflected in the financial statements.

Auditors' Report (continued)

RECOVERABILITY OF OTHER RECEIVABLES (continued)

Any adjustments that might have been found to be necessary in respect of the matter set out above would have a consequential impact on the net loss of the Group for the year ended 31 March 2005, the net assets of the Group as at 31 March 2005, and on the classification of such items and their related disclosures in the financial statements as at and for the year ended 31 March 2005.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

FUNDAMENTAL UNCERTAINTIES RELATING TO THE GOING CONCERN BASIS

In forming our opinion, we have considered the adequacy of the disclosures made in Note 1 to the financial statements concerning the adoption of the going concern basis on which the financial statements have been prepared. As explained in Note 1 to the financial statements, the validity of the going concern basis depends upon the Group's ability to raise additional equity funding from the Company's existing and/ or new shareholders, the Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of the other measures noted above. The financial statements do not include any adjustments that might be necessary if these measures were not to be successful or insufficient, or if the going concern basis were not to be appropriate and/ or the financial support mentioned above would be withdrawn. We consider that appropriate disclosures have been made and our opinion is not qualified in this respect.

QUALIFIED OPINION ARISING FROM LIMITATION OF AUDIT SCOPE

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the recoverability of the amount due from the debtor as referred to above, in our opinion the financial statements give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2005 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the amount due from the debtor as referred to above, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

HLB Hodgson Impey Cheng
Chartered Accountants
Certified Public Accountants

Hong Kong, 26 July 2005

Consolidated Income Statement

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000
Turnover	4	**4,150**	23,117
Cost of sales		**(5,010)**	(20,917)
Gross (loss)/ profit		**(860)**	2,200
Other revenues	4	**619**	605
Other net income	4	**1,980**	8,872
Net unrealised holding losses on other investments		**(10,317)**	–
Administrative and other operating expenses		**(17,081)**	(9,954)
Loss on disposal of subsidiaries	7	**(13)**	–
(Loss)/ profit from operations	5	**(25,672)**	1,723
Finance costs	6	**(3,087)**	(1,601)
(Loss)/ profit from ordinary activities before taxation		**(28,759)**	122
Income tax	10	**(10)**	(26)
(Loss)/ profit from ordinary activities after taxation		**(28,769)**	96
Minority interests		**–**	7
(Loss)/ profit attributable to shareholders	11, 25	**(28,769)**	103
(Loss)/ earnings per share			
– Basic	12	**(3.89) cents**	0.02 cents
– Diluted	12	**(3.83) cents**	N/A

The accompanying notes form an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

	Share capital HK$'000	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained earnings/ (accumulated losses) HK$'000	Total equity HK$'000
As at 1 April 2003	44,780	271,218	861	110,578	(412,739)	14,698
New issue of shares by way of private placements in:						
– October 2003 (Note 23(a))	8,800	–	–	–	–	8,800
– January 2004 (Note 23(b))	20,000	–	–	–	–	20,000
Share issue expenses	–	(444)	–	–	–	(444)
Net profit for the year	–	–	–	–	103	103
As at 31 March 2004 and 1 April 2004	73,580	270,774	861	110,578	(412,636)	43,157
Adjustments arising from the Capital Reduction (Note 23(c)(i))	(66,222)	–	–	66,222	–	–
Adjustments arising from share premium cancellation (Note 23(c)(iv))	–	(271,218)	–	271,218	–	–
Transfer to set off accumulated losses (Note 23(c)(v))	–	–	–	(549,104)	549,104	–
New issue of shares by way of private placement in November 2004 (Note 23(d))	1,471	5,150	–	–	–	6,621
Share issue expenses	–	(197)	–	–	–	(197)
Net loss for the year	–	–	–	–	(28,769)	(28,769)
As at 31 March 2005	**8,829**	**4,509**	**861**	**(101,086)**	**107,699**	**20,812**

The accompanying notes form an integral part of these financial statements.

Consolidated Balance Sheet

As at 31 March 2005

(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000
Non-current assets			
Fixed assets	14	**10,991**	20,021
Current assets			
Inventories	16	**6**	399
Trade and other receivables	17	**41,859**	50,540
Other investments	18	**17,430**	29,426
Cash and cash equivalents		**2,146**	15,157
		61,441	95,522
Less: Current liabilities			
Trade and other payables	19	**4,749**	22,903
Current portion of obligations under hire-purchase contracts	20	**–**	79
Amount due to a director	21	**23**	5
Short-term borrowings	22	**46,848**	49,150
		51,620	72,137
Net current assets		**9,821**	23,385
Total assets less current liabilities		**20,812**	43,406
Less: Non-current liabilities			
Obligations under hire-purchase contracts	20	**–**	249
Net assets		**20,812**	43,157
Representing:			
Capital and reserves			
Share capital	23	**8,829**	73,580
Reserves	25	**11,983**	(30,423)
Shareholders' funds		**20,812**	43,157

Approved by the Board of Directors on 26 July 2005 and signed on behalf of the Board by:

Chi Chi Hung, Kenneth
Director

Wong Hin Shek, Hans
Director

The accompanying notes form an integral part of these financial statements.

Balance Sheet

As at 31 March 2005

(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000
Non-current assets			
Interests in subsidiaries	15	–	1
Current assets			
Amounts due from subsidiaries	15	**4,174**	37,821
Trade and other receivables	17	**8**	5
Cash and cash equivalents		**1,561**	213
		5,743	38,039
Less: Current liabilities			
Trade and other payables	19	**1,016**	2,045
Amount due to a director	21	**23**	5
Short-term borrowings	22	–	1,980
		1,039	4,030
Net current assets		**4,704**	34,009
Net assets		**4,704**	34,010
Representing:			
Capital and reserves			
Share capital	23	**8,829**	73,580
Reserves	25	**(4,125)**	(39,570)
Shareholders' funds		**4,704**	34,010

Approved by the Board of Directors on 26 July 2005 and signed on behalf of the Board by:

Chi Chi Hung, Kenneth
Director

Wong Hin Shek, Hans
Director

The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

	Note	2005 HK$'000	2004 HK$'000
Net cash used in operating activities	26	**(19,884)**	(26,658)
Cash flows from investing activities			
Payments to acquire fixed assets		**(909)**	(1,033)
Payments to acquire other investments		**(1,176)**	(5,885)
Acquisition of a subsidiary, net of cash acquired		**-**	12,002
Disposal of subsidiaries	7	**1,145**	(18)
Proceeds from disposal of other investments		**1,216**	4,720
Proceeds from disposal of fixed assets		**823**	1,489
Net cash generated from investing activities		**1,099**	11,275
Cash flows from financing activities			
Net proceeds from issue of shares		**6,424**	28,356
Repayment of short-term borrowings		**(47,642)**	-
New short-term borrowings raised		**47,320**	-
Repayment of hire-purchase contracts		**(328)**	(26)
Net cash generated from financing activities		**5,774**	28,330
Net (decrease)/ increase in cash and cash equivalents		**(13,011)**	12,947
Cash and cash equivalents brought forward		**15,157**	2,210
Cash and cash equivalents carried forward		**2,146**	15,157
Analysis of balances of cash and cash equivalents			
Cash and cash equivalents		**2,146**	15,157

As at 31 March 2005, the Group had cash and cash equivalents of approximately HK$592,000 (2004: HK$14,895,000) which are denominated in Renminbi. The remittance of these funds out of the People's Republic of China ("PRC") is subject to the exchange control restrictions imposed by the PRC government.

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

1. CORPORATE INFORMATION AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited.

The Company is an investment holding company. The principal activities and other particulars of its subsidiaries are set out in Note 15 to the financial statements.

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The directors have prepared the financial statements on the going concern basis, the validity of which depends upon the Group's ability to raise additional equity funding from the Company's existing and/ or new shareholders, the Group's success in recovering its outstanding trade and other receivables, the continuing financial support from the Group's bankers and other providers of finance, the successful attainment of profitable and positive cash flow operations and the successful outcome of the implementation of other measures.

The directors are of the view that the above measures will enable the Group to continue as a going concern and that the Group will have sufficient working capital for its present requirements. Accordingly, the directors are satisfied that it is appropriate to prepare the financial statements on the going concern basis. However, if these measures were not to be successful or insufficient, or if the going concern basis were not to be appropriate, adjustments would have to be made to the financial statements to reduce the value of the Group's assets to their recoverable amounts, to provide for any further liabilities which might arise and to reclassify non-current assets and liabilities as current assets and liabilities, respectively.

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 March 2005. The new HKFRSs may result in changes in the future as to how the Group's financial performance and financial position are prepared and presented.

3. PRINCIPAL ACCOUNTING POLICIES

A summary of the principal accounting policies followed by the Group in the preparation of the financial statements is set out below:

(a) Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost as modified by the marking-to-market of certain investments in securities as explained in Note 3(c) to the financial statements.

(b) Basis of consolidation

A subsidiary is a company which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors or equivalent governing body. Subsidiaries are considered to be controlled if the Group has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses, unless a subsidiary is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the income statement as they arise.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. All significant inter-company transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Other investments

Other investments are securities that are neither held-to-maturity debt securities nor investment securities and are stated at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the income statement.

Profits or losses on sale of investments in securities are determined as the difference between the estimated sales proceeds and the carrying value of the investments and are accounted for in the income statement as they arise.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(d) Fixed assets and depreciation

An item of fixed asset is recognised as an asset when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset to the Group can be measured reliably.

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

Depreciation is provided on the straight-line basis so as to write down the cost of fixed assets to their estimated realisable value over their anticipated useful lives at the following annual rates:

Plant, machinery and equipment	:	10% to 20%
Furniture and fixtures	:	10%
Motor vehicles	:	10%

Gains or losses arising from the retirement or disposal of fixed assets are determined as the difference between the estimated net disposal proceeds and the carrying amounts of the assets and are recognised in the income statement on the date of retirement or disposal.

(e) Impairment of assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised to reduce the asset to its recoverable amount. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual asset or, if it is not possible, for the cash-generating unit.

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. A reversal of an impairment loss is recognised as income immediately.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in first-out basis, comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g) Foreign currencies

Transactions in foreign currencies during the year are translated into Hong Kong dollars at rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities in foreign currencies are translated into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All gains and losses on translation of foreign currencies are dealt with in the income statement.

The balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statements are translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(h) Income tax

The charge for taxation in the income statement for the year comprises current and deferred tax.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Initial recognition of assets or liabilities that affect neither accounting nor taxable profit is regarded as a temporary difference which is not provided for. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be used. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(i) Recognition of revenue

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

i. Revenue from the sale of goods is recognised on the transfer of the significant risks and reward of ownership of goods, which generally coincides with the time when the goods are delivered to customers and title has passed.

ii. Interest income is recognised on a time-apportioned basis on the principal outstanding and at the rates applicable.

iii. Dividend income is recognised when the shareholders' right to receive payment is established.

(j) Assets under leases

(i) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the income statement on a straight-line basis over the lease periods.

(ii) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the income statement over the lease periods. Depreciation is provided in accordance with the Group's depreciation policy (Note 3(d)).

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(k) Employee benefits

Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which employees of the Group render the associated services. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

The Group participates in the mandatory provident fund for its employees in Hong Kong. Contributions to the fund by the Group and the employees are calculated as a percentage of the employees' basic salaries. The retirement benefit cost charged to the income statement represents contributions payable by the Group to the fund. The Group's contributions to the fund are expensed as incurred and the Group's voluntary contributions are reduced by contributions forfeited by those employees who leave the fund prior to vesting fully in the contributions. The assets of the fund are held separately from those of the Group in an independently administered fund.

The Group's contributions to the local government authorities in the PRC are charged to the income statement as incurred while the local government authorities in the PRC undertakes to assume the retirement obligations of all existing and future retirees of the qualified staff in the PRC.

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(l) Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(n) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

(o) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably. A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, a provision is recognised.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(p) Research and development

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the products are technically feasible, and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

3. **PRINCIPAL ACCOUNTING POLICIES** (continued)

(q) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segments), or in providing products or services within a particular economic environment (geographical segments), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, corporate and financing expenses and minority interests.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

4. TURNOVER, REVENUES AND OTHER NET INCOME

	2005 HK$'000	2004 HK$'000
Turnover		
Sale of computers and related accessories	–	20,839
Sale of garment	4,150	2,275
Sale of electronic products and components	–	3
	4,150	23,117
Other revenues		
Interest income	41	1
Sundry income	578	604
	619	605
Total revenues	4,769	23,722
Other net income		
Gain on disposal of subsidiaries	–	5,805
Reversal of impairment loss on fixed assets	–	1,291
Net unrealised holding gains on other investments	–	1,776
Short-term borrowings written back	1,980	–
	1,980	8,872

5. (LOSS)/ PROFIT FROM OPERATIONS

	2005 HK$'000	2004 HK$'000
(Loss)/ profit from operations is stated after charging:		
Total staff costs		
– salaries and other allowances	2,779	3,538
– provident fund contributions	229	148
Depreciation		
– owned assets	1,581	758
– leased assets	37	12
Loss on disposal of fixed assets	7,498	250
Loss on disposal of other investments	494	195
Operating lease rentals in respect of land and buildings	518	1,477
Auditors' remuneration	280	378

6. FINANCE COSTS

	2005 HK$'000	2004 HK$'000
Other interest	1	–
Hire-purchase interest	35	8
Interest on short-term borrowings wholly repayable within five years	3,051	1,593
	3,087	1,601

7. LOSS ON DISPOSAL OF SUBSIDIARIES

The Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited at a cash consideration of HK$1,144,350 and HK$2 respectively. Further details of the subsidiaries disposed of are disclosed in Note 15 to the financial statements. The aggregate loss of approximately HK$13,000 arising from the disposal of these subsidiaries, being the difference between the aggregate proceeds of the disposal and the aggregate carrying amount of the net assets of these subsidiaries as at the respective dates of disposal, has been taken to the consolidated income statement. No tax charge or credit arose from the transactions. The aggregate carrying amounts of the assets and liabilities of the subsidiaries disposed of as at the respective dates of disposal were as follows:

	HK$'000
Net assets disposed of:	
Other investments	1,145
Other receivables	28
Other payables	(15)
Total net assets disposed of	1,158
Loss on disposal of subsidiaries	(13)
Total consideration satisfied by cash	1,145
Less: Cash and cash equivalents disposed of	-
Net cash inflow arising from disposal of subsidiaries	1,145

8. DIRECTORS' AND EMPLOYEES' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2005 HK$'000	2004 HK$'000
Independent non-executive directors		
Fees	**180**	140
Other emoluments	**–**	–
Executive directors		
Fees	**–**	–
Salaries, allowances and benefits in kind	**741**	1,061
Mandatory provident fund contributions	**24**	30
	945	1,231

The emoluments of each of the directors of the Company were within the band of nil to HK$1,000,000.

There were no arrangements under which the directors of the Company have waived or agreed to waive any remuneration. No emoluments were paid to the directors of the Company as an inducement to join or upon joining the Group or as compensation for loss of office.

The aggregate emoluments of the five highest paid individuals for the year ended 31 March 2005 included three directors (2004: three directors) of the Company, whose remuneration have been disclosed above. Details of the remuneration of the remaining two (2004: two) highest paid, non-director employees of the Group are set out below:

	2005 HK$'000	2004 HK$'000
Salaries, allowances and benefits in kind	**515**	322
Mandatory provident fund contributions	**18**	11
	533	333

The emoluments of each of the remaining two (2004: two) highest paid, non-director employees were within the band of nil to HK$1,000,000.

No emoluments were paid by the Group to the respective five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.

(Expressed in Hong Kong dollars)

9. EMPLOYEE BENEFITS

(a) Retirement scheme

Certain subsidiaries of the Group in Hong Kong participate in a pension scheme, which was registered under the Mandatory Provident Fund Schemes Ordinance (the "MPF Ordinance"), for all the employees in Hong Kong. The scheme is a defined contribution scheme effective from December 2000 and is funded by contributions from employer and employees according to the provisions of the MPF Ordinance. During the year under review, the total amount contributed by the Group to the scheme and charged to the consolidated income statement amounted to approximately HK$229,000 (2004: HK$148,000). As at 31 March 2005, there were no forfeited contributions available for the Group to offset contributions payable in future years (2004: Nil).

The subsidiary of the Group in the PRC participates in a defined contribution retirement scheme organised by the relevant local government authorities in the PRC. Each employee covered by this scheme is entitled, after retirement from the Company, to a pension as of their retirement dates. The local government authorities are responsible for the pension liabilities to these retired employees. The Company is required to make monthly contributions to the retirement scheme at a rate of 22.5% based on the eligible employees' salaries.

(b) Housing fund

The Company has opened housing fund accounts for all its PRC employees. The housing fund scheme comprised two parts, the Company and individual employees are required to contribute to the housing fund. The amount payable by each employee will be deducted from the employee's monthly salary by the Company. The ratio of housing fund to be deposited by individual employee and the Company is 7% of the average monthly salary of such employee for the previous year. Withdrawals from the fund are subject to qualifications and procedures specified under local regulations.

10. INCOME TAX

No provision for Hong Kong profits tax has been made in the financial statements as the companies operating in Hong Kong did not have any assessable profits in both current and prior years. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

No deferred tax liabilities are recognised in the financial statements as the Group and the Company did not have material temporary difference arising between the tax bases of assets and liabilities and their carrying amounts as at 31 March 2005 and 2004.

10. INCOME TAX (continued)

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits due to the uncertainty of future profit streams against which the asset can be utilised. As at 31 March 2005, the unprovided deferred tax asset of the Group is as follows:

	2005	2004
	HK$'000	HK$'000
Tax effect of temporary difference attributable to estimated tax losses	**10,772**	6,665

The deductible temporary differences and unused tax losses do not expire under current tax legislation.

11. (LOSS)/ PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The (loss)/ profit attributable to shareholders includes a loss of approximately HK$35,730,000 (2004: a loss of approximately HK$3,155,000) which has been dealt with in the financial statements of the Company.

12. (LOSS)/ EARNINGS PER SHARE

The calculation of the basic (loss)/ earnings per share is based on the loss attributable to shareholders of approximately HK$28,769,000 (2004: profit attributable to shareholders of approximately HK$103,000) and on the weighted average of 739,545,900 shares (2004: 488,695,483 shares) deemed to be in issue during the year.

Diluted loss per share is based on 751,985,225 ordinary shares which is the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of the vested options outstanding during the year.

No diluted earnings per share has been presented for the year ended 31 March 2004 as there are no dilutive potential ordinary shares in issue.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

13. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

(a) Business segments

The Group comprises the following main business segments:

1. Garment – The manufacture and sales of garment

2. Trading of securities

For the year ended 31 March 2005

	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
Revenue from external customers	4,150	–	–	4,150
Other revenue from external customers	–	–	2,599	2,599
Total revenue	4,150	–	2,599	6,749
Segment results	(11,241)	(9,088)	–	(20,329)
Unallocated corporate income and expenses				(5,343)
Loss from operations				(25,672)
Finance costs				(3,087)
Loss from ordinary activities before taxation				(28,759)
Income tax				(10)
Net loss for the year				(28,769)

No inter-segment sales and transfers were transacted during the year.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

13. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

For the year ended 31 March 2005

	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
ASSETS				
Segment assets	53,389	17,434	–	70,823
Unallocated corporate assets	–	–	1,609	1,609
Total assets				72,432
LIABILITIES				
Segment liabilities	50,450	156	–	50,606
Unallocated corporate liabilities	–	–	1,014	1,014
Total liabilities				51,620

Other information

	Garment HK$'000	Trading of securities HK$'000
Depreciation	1,581	–
Other non-cash expenses	–	10,811

13. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

For the year ended 31 March 2004

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
Revenue from external customers	-	3	20,839	2,275	-	-	23,117
Other revenue from external customers	-	-	-	-	-	605	605
Total revenue	-	3	20,839	2,275	-	605	23,722
Segment results	490	(31)	(551)	(1,503)	1,332	-	(263)
Unallocated corporate income and expenses							1,986
Profit from operations							1,723
Finance costs							(1,601)
Profit from ordinary activities before taxation							122
Income tax							(26)
Profit from ordinary activities after taxation							96
Minority interests							7
Net profit for the year							103

No inter-segment sales and transfers were transacted during the year.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

13. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

For the year ended 31 March 2004

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000	Unallocated HK$'000	Consolidated HK$'000
ASSETS							
Segment assets	-	-	-	85,143	29,462	-	114,605
Unallocated corporate assets	-	-	-	-	-	938	938
Total assets							115,543
LIABILITIES							
Segment liabilities	-	-	-	67,963	21	-	67,984
Unallocated corporate liabilities	-	-	-	-	-	4,402	4,402
Total liabilities							72,386

Other information

	Sub-contracting services HK$'000	Audio and visual products and components HK$'000	Computers, software games, related accessories and copyrights HK$'000	Garment HK$'000	Trading of securities HK$'000
Capital additions	-	-	-	895	-
Depreciation	-	48	49	661	-
Other non-cash expenses	-	-	-	1	195

13. SEGMENT INFORMATION (continued)

(b) Geographical segments

All of the Group's turnover is derived from the region of Hong Kong and the PRC, and all of the segment assets are located in this region. Accordingly, no other analysis has been disclosed.

14. FIXED ASSETS

Group	Plant, machinery and equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
At cost:				
As at 1 April 2004	21,218	43	638	21,899
Additions	909	–	–	909
Disposals	(8,607)	–	(638)	(9,245)
As at 31 March 2005	**13,520**	**43**	**–**	**13,563**
Accumulated depreciation:				
As at 1 April 2004	1,855	4	19	1,878
Charge for the year	1,570	4	44	1,618
On disposals written back	(861)	–	(63)	(924)
As at 31 March 2005	**2,564**	**8**	**–**	**2,572**
Net book value:				
As at 31 March 2005	**10,956**	**35**	**–**	**10,991**
As at 31 March 2004	19,363	39	619	20,021

The net book value of fixed assets of the Group includes an amount of approximately HK$ Nil (2004: HK$484,000) in respect of assets held under hire-purchase contracts. Certain of the Group's plant, machinery and equipment with an aggregate net book value of approximately HK$10,793,000 (2004: Nil) were pledged to secure a bank loan granted to the Group (Note 22).

Notes to the Financial Statements (continued)

For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

15. INTERESTS IN SUBSIDIARIES

Company	2005 HK$'000	2004 HK$'000
Unlisted shares at cost, net of provision	-	1

The amounts due from the subsidiaries as shown on the Company's balance sheet are unsecured, interest free and have no fixed terms of repayment.

Details of the Company's principal subsidiaries as at 31 March 2005 are as follows:

Name of company	Place of incorporation/ establishment	Issued share capital/ registered capital	Principal activities and place of operations	Percentage of equity held by the Company	
				Directly	Indirectly
Nicefit Limited	British Virgin Islands	Ordinary share US$1	Securities trading in Hong Kong	100%	-
A Winner Limited	British Virgin Islands	Ordinary share US$1	Investment holding in Hong Kong	100%	-
Rollstone Limited	British Virgin Islands	Ordinary share US$1	Investment holding in Hong Kong	100%	-
上海凱祥服飾有限公司	PRC	Registered capital RMB40,000,000	Manufacture and sales of garment in PRC	-	100%

Note (i): The above list contains only the particulars of subsidiaries which principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

15. INTERESTS IN SUBSIDIARIES (continued)

On 3 November 2004 and 8 December 2004, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited respectively, details of which are as follows:

Name of company	Place of incorporation/ establishment	Issued share capital	Principal activities and place of operations	Percentage of equity held by the Company
Broadway Stars Limited	British Virgin Islands	Ordinary shares US$2	Securities trading in Hong Kong	100% (Direct)
Joint China Trading Limited	Hong Kong	Ordinary shares HK$2	Trading of garment in Hong Kong	100% (Direct)

Note (ii): Pursuant to the respective sale and purchase agreement and the bought and sold notes, the Company disposed of its entire equity interests in Broadway Stars Limited and Joint China Trading Limited at an aggregate consideration of approximately HK$1,145,000 which is satisfied in cash. The aggregate consolidated results of Broadway Stars Limited and Joint China Trading Limited for the period from 1 April 2004 to the respective dates of disposal of 3 November 2004 and 8 December 2004, which have been included in the Group's consolidated income statement, were as follows:

Broadway Stars Limited and Joint China Trading Limited	Period from 1 April 2004 to the respective dates of disposal HK$'000
Turnover	–
Cost of sales	–
Gross profit	–
Net unrealised losses on other investments	(1,497)
Administrative and other operating expenses	(524)
Loss from operations	(2,021)
Finance costs	(1)
Loss after taxation	(2,022)

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

16. INVENTORIES

	Group	
	2005	2004
	HK$'000	HK$'000
Raw materials, at cost	**6**	108
Work-in-progress, at cost	**–**	85
Finished goods, at cost	**–**	206
	6	399

17. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade receivables, with ageing analysis:				
0-60 days	**508**	1,934	**–**	–
61-90 days	**70**	7	**–**	–
Over 90 days	**80**	286	**–**	–
Total trade receivables (Note (i))	**658**	2,227	**–**	–
Other debtors, deposits and prepayments (Note (ii))	**41,201**	48,313	**8**	5
	41,859	50,540	**8**	5

Notes:

(i) Credit is offered to customers following financial assessment and based on established payment record. Credit limits are set for individual customers and these are exceeded only with the approval of senior officials of the Group. Senior staff of the Group monitor trade debts and follow up collections periodically. General credit terms are payment by the end of the month following the month in which sales took place.

(ii) Included in other debtors, deposits and prepayments as at 31 March 2005 is an amount of approximately HK$41,005,000 (2004: HK$47,409,000) due from 上海凱托集團有限公司, an independent third party, which agreed that the balance would be settled in full by 31 December 2005. The amount is unsecured and interest-free. As the directors consider that the amount to be fully recoverable, no provision has been made as at 31 March 2005.

18. OTHER INVESTMENTS

	Group 2005 HK$'000	Group 2004 HK$'000
Equity securities listed in Hong Kong, at market value	**17,430**	29,426

As at 31 March 2005, the carrying amount of the Group's investment in the following company exceeded 10% of the total assets of the Group:

Name	Place of incorporation	Principal activities	Particulars of issued shares held	Interest held
Kanstar Environmental Paper Products Holdings Limited (Formerly known as Kanstar Environmental Technology Holdings Limited)	Cayman Islands	Research and development of paper filling material and the manufacture and sales of pulp and paper	Ordinary shares	1.25%

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2005	2004	2005	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Trade payables, with ageing analysis:				
0-60 days	**72**	1,638	–	–
61-90 days	**34**	10	–	–
Over 90 days	**1,542**	958	–	–
Total trade payables	**1,648**	2,606	–	–
Other payables and accruals	**3,101**	20,297	**1,016**	2,045
	4,749	22,903	**1,016**	2,045

20. OBLIGATIONS UNDER HIRE-PURCHASE CONTRACTS

As at 31 March 2005, the Group had obligations under hire-purchase contracts repayable as follows:

	2005 HK$'000	2004 HK$'000
Within one year	–	91
In the second year	–	91
More than two years but within five years	–	199
Total minimum finance lease payables	–	381
Future finance charges on finance lease	–	(53)
Total present value of minimum lease payment	–	328
Present value of minimum finance lease liabilities		
– Within one year	–	79
– In the second year	–	79
– More than two years but within five years	–	170
	–	328

21. AMOUNT DUE TO A DIRECTOR

The amount due is unsecured, interest-free and has no fixed term of repayment.

22. SHORT-TERM BORROWINGS

	Group		Company	
	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000
Short-term bank loans (Note i)	**46,698**	47,170	–	–
Other loan (Note ii)	**150**	1,980	–	1,980
	46,848	49,150	–	1,980

22. SHORT-TERM BORROWINGS (continued)

Notes:

(i) The short-term bank loans included (a) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 5.832% per annum and has been fully repaid in June 2005; (b) an amount of RMB10,000,000 (equivalent to approximately HK$9,434,000) which is unsecured, interest bearing at 6.372% per annum and repayable on 4 August 2005; and (c) an amount of RMB29,500,000 (equivalent to approximately HK$27,830,000) which is secured by the Company's plant, machinery and equipment with an aggregate net book value of approximately RMB11,441,000 (equivalent to approximately HK$10,793,000), interest bearing at the prevailing market rates and repayable on 30 June 2005.

(ii) The other loan is unsecured, interest free and repayable on demand.

23. SHARE CAPITAL

Authorised:

Ordinary shares of HK$0.01 each	**Number of shares** ('000)	**Total value** (HK$'000)
As at 1 April 2003 and 2004	30,000,000	300,000
Capital Reduction (Note (c)(i))	–	(270,000)
Share Subdivision (Note (c)(ii))	27,000,000	270,000
Share Consolidation (Note (c)(iii))	(27,000,000)	–
As at 31 March 2005	**30,000,000**	**300,000**

Issued and fully paid:

Ordinary shares of HK$0.01 each	**Number of shares** ('000)	**Total value** (HK$'000)
As at 1 April 2003	4,477,969	44,780
New issue of shares by way of private placement (Note (a))	880,000	8,800
New issue of shares by way of private placement (Note (b))	2,000,000	20,000
As at 31 March 2004 and 1 April 2004	7,357,969	73,580
Capital Reduction (Note (c)(i))	–	(66,222)
Share Consolidation (Note (c)(iii))	(6,622,172)	–
New issue of shares by way of private placement (Note (d))	147,140	1,471
As at 31 March 2005	**882,937**	**8,829**

Notes to the Financial Statements (continued)

For the year ended 31 March 2005
(Expressed in Hong Kong dollars)

23. SHARE CAPITAL (continued)

Changes in share capital

(a) On 30 October 2003, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company agreed to place, through the placing agent on a fully underwritten basis, 880,000,000 placing shares to independent investors at a price of HK$0.01 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 27 August 2003. The placing price represented (i) a discount of approximately 9.1% to the closing price of HK$0.011 per share as quoted on The Stock Exchange of Hong Kong Limited on the last trading day before the date of the announcement; (ii) a discount of approximately 12.28% to the average closing price per share of HK$0.0114 as quoted on The Stock Exchange of Hong Kong Limited for the last ten trading days immediately before the date of the announcement; and (iii) a premium of approximately 205% of the net asset value per share of HK$0.00328 as at 31 March 2003. The proceeds received by the Company amounted to approximately HK$8.8 million and were used as to (i) approximately HK$6.4 million for the acquisition of a subsidiary, 上海凱祥服飾有限公司; (ii) approximately HK$1.2 million for the payment of rental expense and staff salaries; and (iii) approximately HK$1.2 million for the miscellaneous operating expenses of the Group.

(b) On 13 January 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company agreed to place, through the placing agent on a fully underwritten basis, 2,000,000,000 placing shares to independent investors at a price of HK$0.01 per placing share. The placing shares were issued under the relevant resolution passed at the special general meeting of the Company held on 25 February 2004. The placing price represented (i) a discount of approximately 9.1% to the closing price of HK$0.011 per share as quoted on The Stock Exchange of Hong Kong Limited on the last trading day before the date of the announcement; (ii) a discount of approximately 7.4% to the average closing price per share of HK$0.0108 as quoted on The Stock Exchange of Hong Kong Limited for the last ten trading days immediately before the date of the announcement; and (iii) a premium of approximately 205% of the net asset value per share of HK$0.00328 as at 31 March 2003. The proceeds received by the Company amounted to approximately HK$20 million and would be used to repay loans and liabilities of the Group, and for general working capital of the Group such as payment of staff salaries, rental expense and other operating expenses of the Group.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

23. SHARE CAPITAL (continued)

Changes in share capital (continued)

(c) Pursuant to the resolutions passed by the shareholders of the Company at a special general meeting held on 3 May 2004, it was resolved that:

(i) the nominal value of all issued shares of the Company of HK$0.01 each was reduced by HK$0.009 each by canceling an equivalent amount of paid up capital per share so that the nominal value of each share was reduced from HK$0.01 to HK$0.001 ("Capital Reduction") resulting in the reduction of issued share capital of the Company by approximately HK$66,222,000 from HK$73,580,000 to HK$7,358,000. The credit arising from the Capital Reduction was credited to the contributed surplus account of the Company;

(ii) each authorised but unissued share was subdivided ("Share Subdivision") into 10 shares of HK$0.001 each;

(iii) every 10 shares of HK$0.001 each created from the Capital Reduction and Share Subdivision were consolidated into 1 consolidated share of HK$0.01 each ("Share Consolidation");

(iv) the credit standing to the share premium account of the Company was cancelled and the credit arising was credited to the contributed surplus account of the Company; and

(v) the amount which arise as a result of the Capital Reduction and credited to the contributed surplus account of the Company together with the balance already standing in the contributed surplus account of the Company was set off against the accumulated losses of the Company.

(d) On 30 November 2004, the Company announced that it had entered into a placing agreement with a placing agent. Pursuant to the placing agreement, the Company has conditionally agreed to place, through the placing agent on a fully underwritten basis, 147,140,000 placing shares to independent investors at a price of HK$0.045 per placing share. The placing shares were issued under the general mandate granted to the directors of the Company by resolution of the Company's shareholders passed at the annual general meeting of the Company held on 30 August 2004. The placing price of HK$0.045 represents (i) a discount of approximately 19.64% to the closing price of HK$0.056 per share as quoted on The Stock Exchange of Hong Kong Limited on 30 November 2004, being the last trading day of the announcement on 30 November 2004 and the date on which the terms of the placing is fixed; (ii) a discount of approximately 19.64% to the average of the closing price per share of HK$0.056 as quoted on The Stock Exchange of Hong Kong Limited for the last five trading days immediately prior to 30 November 2004. The net proceeds of approximately HK$6.4 million from the placing will be used for the repayment of short-term liabilities of approximately HK$3 million and payment for operating activities including rental expenses and staff salaries of approximately HK$3.4 million.

(Expressed in Hong Kong dollars)

24. SHARE OPTION SCHEME

On 23 August 2001, The Stock Exchange of Hong Kong Limited (the "SEHK") announced amendments to Chapter 17 of the Listing Rules, which came into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the SEHK, the directors of the Company consider that it is in the interests of the Company to terminate the existing share option scheme of the Company which was adopted by the Company on 21 September 1993 (the "Existing Share Option Scheme") and to adopt a new share option scheme which allows wider classes of persons and/or entities to be the eligible employees and contains terms which are in compliance with the requirements of Chapter 17 of the Listing Rules now in force. Under the provisions of the Existing Share Option Scheme, the Company may by ordinary resolution in general meeting at any time terminate the Existing Share Option Scheme.

Pursuant to an ordinary resolution passed at a special general meeting on 17 November 2003, the shareholders of the Company approved the termination of the Company's Existing Share Option Scheme and adopted a new share option scheme (the "New Share Option Scheme").

The maximum number of shares which may be issued upon exercise of all outstanding options granted under the New Share Option Scheme and any other share options schemes of the Company must not exceed 30% of the total number of shares in issue from time to time. No options may be granted under the New Share Option Scheme or any other share option schemes of the Company if this will result in this limit being exceeded.

The total number of shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme and any other share option schemes of the Company must not exceed 10% of the total number of shares in issue on 17 November 2003 unless the Company seeks the approval of the shareholders in general meeting for refreshing the 10% limit under the New Share Option Scheme provided that options lapsed in accordance with the terms of the New Share Option Scheme or any other share option schemes of the Company will not be counted for the purpose of calculating the 10% limit.

The New Share Option Scheme will remain in force for a period of 10 years commencing from 17 November 2003. Options complying the provisions of the Listing Rules which are granted during the duration of the New Share Option Scheme and remain unexercised immediately prior to the end of the 10 year period shall continue to be exercisable in accordance with their terms of grant within the option period for which such options are granted, notwithstanding the expiry of the New Share Option Scheme.

(Expressed in Hong Kong dollars)

24. SHARE OPTION SCHEME (continued)

The subscription price for shares under the New Share Option Scheme shall be a price determined by the board of directors of the Company (the "Board"), but shall not be lower than the highest of (i) the closing price of shares as stated in the daily quotation sheet of the SEHK on the date on which the Board approve the making of the offer for the grant of options (the "Date of Grant"), which must be a trading day; (ii) the average closing price of shares as stated in the daily quotations sheet of the SEHK for the five trading days immediately preceding the Date of Grant; and (iii) the nominal value of a share.

During the year ended 31 March 2005, the Company granted an aggregate of 44,760,000 share options to seven consultants on 11 November 2004 and these share options are exercisable in the period of 24 months commencing on the date upon which the option is deemed to be granted and accepted in accordance with the New Share Option Scheme. The exercise price of these share options is HK$0.0348 per share and none of these share option holders had exercised their options during the year ended 31 March 2005.

Total consideration received during the year from the consultants for taking up the option granted amounted to HK$7 (2004: Nil).

The exercise in full of the outstanding vested options would have, with the capital structure of the Company as at 31 March 2005, resulted in the issue of additional 44,760,000 ordinary shares.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

25. RESERVES

Company and subsidiaries:	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Retained earnings/ (accumulated losses) HK$'000	Total HK$'000
As at 1 April 2003	271,218	861	110,578	(412,739)	(30,082)
Share issue expenses	(444)	-	-	-	(444)
Net profit attributable to shareholders	-	-	-	103	103
As at 31 March 2004 and 1 April 2004	270,774	861	110,578	(412,636)	(30,423)
Adjustments arising from the Capital Reduction (Note 23(c)(i))	-	-	66,222	-	66,222
Adjustments arising from share premium cancellation (Note 23(c)(iv))	(271,218)	-	271,218	-	-
Transfer to set off accumulated losses (Note 23(c)(v))	-	-	(549,104)	549,104	-
Issue of shares at a premium (Note 23(d))	5,150	-	-	-	5,150
Share issue expenses	(197)	-	-	-	(197)
Net loss attributable to shareholders	-	-	-	(28,769)	(28,769)
As at 31 March 2005	**4,509**	**861**	**(101,086)**	**107,699**	**11,983**

25. RESERVES (continued)

Company:	Share premium account HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1 April 2003	271,218	861	241,054	(549,104)	(35,971)
Share issue expenses	(444)	-	-	-	(444)
Net loss attributable to shareholders	-	-	-	(3,155)	(3,155)
As at 31 March 2004 and 1 April 2004	270,774	861	241,054	(552,259)	(39,570)
Adjustments arising from the Capital Reduction (Note 23(c)(i))	-	-	66,222	-	66,222
Adjustments arising from share premium cancellation (Note 23(c)(iv))	(271,218)	-	271,218	-	-
Transfer to set off accumulated losses (Note 23(c)(v))	-	-	(549,104)	549,104	-
Issue of shares at a premium (Note 23(d))	5,150	-	-	-	5,150
Share issue expenses	(197)	-	-	-	(197)
Net loss attributable to shareholders	-	-	-	(35,730)	(35,730)
As at 31 March 2005	**4,509**	**861**	**29,390**	**(38,885)**	**(4,125)**

Contributed surplus

The contributed surplus of the Group represents the difference between the nominal amount of the share capital of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued by the Company as consideration for the acquisition under the corporate reorganisation prior to the listing of the Company's shares on The Stock Exchange of Hong Kong Limited in 1993.

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of the subsidiaries at the date on which they were acquired by the Company and the nominal amount of the Company's shares issued for the acquisition at the time of the corporate reorganisation prior to the listing of the Company's shares on The Stock Exchange of Hong Kong Limited in 1993.

25. RESERVES (continued)

Contributed surplus (continued)

Under the Companies Act 1981 of Bermuda, the contributed surplus of the Company is available for distribution. However, the Company cannot declare or pay a dividend or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium account.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

26. RECONCILIATION OF (LOSS)/ PROFIT FROM OPERATIONS TO NET CASH USED IN OPERATING ACTIVITIES

	2005 HK$'000	2004 HK$'000
(Loss)/ profit from operations	**(25,672)**	1,723
Adjustments for:		
Interest income	**(41)**	(1)
Amortisation and depreciation	**1,618**	770
Reversal of impairment loss on fixed assets	**-**	(1,291)
Net unrealised holding losses/ (gains) on other investments	**10,317**	(1,776)
Short-term borrowings written back	**(1,980)**	-
Loss on disposal of fixed assets	**7,498**	250
Loss on disposal of other investments	**494**	195
Loss/ (gain) on disposal of subsidiaries	**13**	(5,805)
Operating loss before changes in working capital	**(7,753)**	(5,935)
Changes in working capital:		
Trade and other receivables	**8,653**	(13,255)
Inventories	**393**	260
Amount due to a director	**18**	(29)
Trade and other payables	**(18,139)**	(6,073)
Cash used in operations	**(16,828)**	(25,032)
Interest received	**41**	1
Other interest	**(1)**	-
Hire-purchase interest	**(35)**	(8)
Interest on short-term borrowings	**(3,051)**	(1,593)
Overseas tax paid	**(10)**	(26)
Net cash used in operating activities	**(19,884)**	(26,658)

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

27. OPERATING LEASE COMMITMENTS

As at 31 March 2005, the Group had total future minimum lease payments under non-cancellable operating leases in respect of land and buildings as follows:

	2005 HK$'000	2004 HK$'000
Within one year	**108**	338
In the second to fifth years	**63**	–
	171	338

28. CAPITAL COMMITMENTS

As at 31 March 2005, the Group had the following commitments which were not provided for in the financial statements:

	2005 HK$'000	2004 HK$'000
Authorised and contracted for in respect of acquisition of investment	**–**	18,500

(Expressed in Hong Kong dollars)

29. LITIGATIONS

(a) The Company was a defendant in a law suit brought by a supplier during the year ended 31 March 1998 claiming approximately HK$1,962,000 together with interest and costs relating to a guarantee in respect of a credit facility granted to RCR Electronics Manufacturing Limited, a former subsidiary of the Company. The Company filed a defence in March 1999 in response to the claim and since then, the supplier has taken no further action against the Company. Since the outcome of the litigation could not be determined with reasonable certainty at this stage, no provision has been made in the financial statements.

(b) The Company was a plaintiff in a legal action against Toolex (Hong Kong) Limited ("Toolex"), Manwide Development Limited ("Manwide"), Mr. Tsoi Kei Lung ("Mr. Tsoi") and Mr. Cheung Ying Nang ("Mr. Cheung") who was the chairman of the Company from 10 May 1999 and resigned on about 22 April 2000. The Company contended that Toolex, Manwide, Mr. Tsoi and Mr. Cheung (together, the "Defendants") all were conspiring together with the predominant purposes to injure the interests of the Company by inducing the Company to enter into the guarantee in favour of Toolex on behalf of Manwide shouldering 80% of the price under the agreement and/or to pay for the sums under the settlement agreement. On 27 July 2000, the Company claimed against all Defendants the return of approximately HK$17.1 million already paid under the guarantee, damages, interests and costs as stated in the statement of claim. On 7 October 2000, Toolex counterclaimed the Company for approximately US$2.3 million (being approximately the remaining balance due under the guaranteed sum) or alternatively approximately HK$12.3 million or such further sum being cheques drawn by the Company in favour of Toolex but were dishonoured, damages, interests and costs as stated in the defense and counterclaim filed by Toolex. During the year ended 31 March 2004, the legal actions between the Company and Toolex were settled by a consent order dated 22 July 2003 and the liability had already been recorded in the financial statements as at 31 March 2003, the director considered that no material additional provision for the claim was necessary.

(c) The Company was involved as a defendant, in legal actions brought by Mr. Tsoi Kei Lung and Madam Ng Kam Fung as plaintiffs claiming against the Company for recovery of balance of loans extended to the Company amounting to HK$1,700,000 and HK$800,000 respectively and accrued interests from 1 March 2000 and costs as stated on their respective statements of claim. Both actions have been, by consent summons, consolidated into the legal actions as described in Note (b) above. The Company obtained a consent order dated 24 September 2004 setting out that the plaintiffs' claim under the consolidated legal actions against the defendant be dismissed with immediate effect.

Notes to the Financial Statements (continued)

For the year ended 31 March 2005

(Expressed in Hong Kong dollars)

29. LITIGATIONS (continued)

(d) The Company and its then indirect subsidiary, Recor Enterprises China Limited ("RECL"), are the first plaintiff and second plaintiff respectively in a claim against two former directors of RECL and of the Company who were the defendants. The Company together with RECL claimed against the defendants for damages in excess of HK$12 million plus interests, costs and other sums to be assessed. One of the defendants on 25 February 2002 filed a defence and counterclaim against the Company for approximately HK$0.7 million being his entitled salary and bonus, interests and costs. As there has not been any development since the filing of the defence and counter-claim by the defendant, and RECL was disposed of by the Company during the year ended 31 March 2004, the directors of the Company consider that no material provision for the claim was necessary.

30. SUBSEQUENT EVENT

On 21 June 2005, the Company's subsidiary上海凱祥服飾有限公司, entered into a loan agreement with a bank in the People's Republic of China (the "PRC bank") and pursuant to which a loan of RMB10,000,000 (equivalent to approximately HK$9,434,000) was granted by the PRC bank to上海凱祥服飾有限公司 and was unsecured, interest bearing at 6.696% per annum and repayable in June 2006.

31. AUTHORISATION FOR ISSUE OF FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the Board of Directors on 26 July 2005.

END